Exhibit 12.1

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

	PFGI					Predecessor					VFI
	Fiscal year ended December 25, 2005		21 weeks ended December 26, 2004		36 weeks ended July 31, 2004	16 weeks ended November 24, 2003		Fiscal year ended July 31,		10 Weeks Ended July 31, 2001	42 Weeks Ended May 22, 2001
								2003	2002
	(In thousands)
Fixed charges as defined:
Interest expense	$71,104		$26,260		$26,240	$9,310		$11,592	$14,513	$3,342	$42,163
One-third of non-cancelable lease rent	2,062		499		845	317		1,119	1,473	248	1,329

Total fixed charges (A)	73,166		26,759		27,085	9,627		12,711	15,986	3,590	43,492

Eanings as defined:
Pretax earnings (loss)	(43,602)		(15,281)		(87,070)	(4,580)		13,964	16,112	(8,897)	(50,549)
Add fixed charges	73,166		26,759		27,085	9,627		12,711	15,986	3,590	43,492

Earnings and fixed charges (B)	29,564		11,478		(59,985)	5,047		26,675	32,098	(5,307)	(7,057)

Ratio of earnings to fixed charges: (B/A)	NM	(1)	NM	(1)	NM (1)	NM	(2)	2.10	2.01	NM (2)	NM (3)

(1)	PFGI’s earnings for fiscal 2005, the 21 weeks ended December 26, 2004 and the 36 weeks ended July 31, 2004 were insufficient to cover fixed charges by $43.6 million, $15.3 million and $87.1 million, respectively.
(2)	The Predecessor’s earnings for the 16 weeks ended November 24, 2003 and the 10 weeks ended July 31, 2001 were insufficient to cover fixed charges by $4.6 million and $8.9 million, respectively.
(3)	VFI’s earnings for the 42 weeks ended May 22, 2001 were insufficient to cover fixed charges by $50.5 million.